SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
May 8, 2008
Commission File Number: 1-31253
PENGROWTH ENERGY TRUST
2100, 222 – 3rd Avenue S.W.
Calgary, Alberta T2P 0B4 Canada
(address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED AS PART OF THIS FORM 6-K
     See the Exhibit Index to this Form 6-K.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
May 8, 2008	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

FORM 6-K EXHIBIT INDEX

Exhibit No.

99.1	Press Release announcing presentation at Tristone Capital Global Energy Forum in Paris.

NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX; (PGH) — NYSE
PENGROWTH ENERGY TRUST TO PRESENT AT TRISTONE CAPITAL GLOBAL
ENERGY FORUM IN PARIS
(Calgary, May 8, 2008) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, is pleased to announce that James S. Kinnear, Chairman, President and Chief Executive Officer will present at the Tristone Capital Global Energy Forum in Paris, France. Pengrowth’s presentation will take place on May 15, 2008 at 11:35 AM CEDT (5:35 AM EDT) and will be available online via a live webcast.
To listen to and view this online event, please visit the Webcast and Multimedia Centre on Pengrowth’s website at www.pengrowth.com or the following link:
https://tristonecapital-ls.webex.com/tristonecapital-ls/onstage/g.php?p=2&t=m
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
James S. Kinnear, President
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is one of North America’s largest and most successful energy trusts. The company is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $6 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
For further information about Pengrowth, please visit our website www.pengrowth.com or contact Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 294-0051